UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces payment date for the first

installment of the dividend declared

Mexico City, Mexico, May 12, 2025 Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces details for the payment of the first of two installments of the dividend approved by its shareholders.

Based on the resolutions adopted by its Annual General Ordinary Shareholders’ Meeting, held on April 25, 2025, shareholders approved, among other matters, declaration and payment of a cash dividend of Ps.4,500 million, to be paid in two installments: the first installment of Ps.2,250 million, or Ps.5.767581004 per share, to be paid no later than May 31, 2025, against delivery of coupon number 12, and a second installment of Ps.2,250 million, or Ps.5.767581004 per share to be paid no later than November 30, 2025, against delivery of coupon number 13.

First installment will be paid on May 26, 2025 against delivery of coupon number 12 at the offices of the share depositary, S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (INDEVAL), Reforma No. 255, 3er. piso, Colonia Cuauhtémoc, Delegación Cuauhtémoc, 06500 Mexico City, Mexico.

Payment will be made to shareholders registered in OMA’s share registry, or to others who evidence their ownership of shares or certificates in accordance with Mexico’s Securities Market Law.

The record date for payment will be May 23, 2025 for owners of shares as well as holders of American Depositary Shares (ADSs).

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Chief Financial Officer		Investor Relations:
Ruffo Pérez Pliego		Emmanuel Camacho
+52 (81) 8625 4300		+52 (81) 8625 4308
rperezpliego@oma.aero	www.oma.aero	ecamacho@oma.aero

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated May 12, 2025